Itaú Unibanco Holding S.A.

Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: July 2013

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”)  voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.
In this context, we wish to inform that during July 2013 (until the 12th), Itaú Unibanco acquired 6,500,000 preferred shares, the average acquisition price for which was R$ 27.06 (maximum price of R$ 28.32 and minimum of R$ 25.91).

4.
Considering the said acquisition, it should be kept in mind that up to end of July 2013, we had already acquired 15,500,000 preferred shares at the average price of R$ 27.86 as shown in the following table.

	2013	Transaction	Trading Volume	Prices - R$ per Share
				Minimum	Average	Maximum
Preferred Shares	June	Purchase	9,000,000	27.43	28.43	29.15
	July (*)		6,500,000	25.91	27.06	28.32
	Total		15,500,000	25.91	27.86	29.15
(*) Until July, 12th.

We would point out that these acquisitions relate to the share buy-back program, effective until november 4, 2013, approved by the Board of Directors, authorizing the acquisition of up to 13.7 million of common shares and 86.3 million in preferred shares.

5.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com/ir).

São Paulo-SP, August 1st, 2013.

ALFREDO EGYDIO SETUBAL Investor Relations Officer